

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Scott Flaherty
Chief Financial Officer
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

> **Re: Willis Lease Finance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 12, 2020**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2020**
> **Filed November 4, 2020**
> **File No. 001-15369**

Dear Mr. Flaherty:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Business
Engine Leasing, page 5

1. Please revise here or in MD&A to disclose typical provisions of your leases, such as lease terms and the basis for payment (e.g., monthly, weekly, usage-based, etc.), and to provide an indication of the extent to which your leases are long-term and short-term. Specific to lease rent revenue (i.e., disregarding maintenance reserve revenue), please tell us whether any rents are based on usage or impacted by required utilization rates or operating performance.

Scott Flaherty
Willis Lease Finance Corporation
November 10, 2020
Page 2

Notes to Consolidated Financial Statements
Note 3. Revenue from Contracts with Customers, page 54

2.   Please revise to disaggregate lease rent revenue and maintenance reserve revenue for
     consistency with the presentation on the face of the statements of income.

Note 4. Equipment Held for Operating Leases, page 55

3.   We note your disclosure on page 47 of the description of the methods used in computing
     depreciation with respect to major classes of depreciable assets comprising equipment
     held for operating lease. Please disclose balances and accumulated depreciation of major
     classes of equipment held for operating lease at the balance sheet date. Refer to ASC 842-
     30-50-13 and ASC 360-10-50-1.

Form 10-Q for Fiscal Quarter Ended September 30, 2020

Noted to Condensed Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
c) Risks and Uncertainties, page 10

4.   You disclose the granting of rent concessions to customers, which provide lessees with
     payment deferral options or reduced rent. We note your disclosure that the rent
     concessions with reduced rent qualify for the COVID-19 practical expedient to account
     for the rent concessions outside of the modification framework. Please tell us how
     you account for these rent lease concessions, with specific consideration given to
     concessions resulting in payment deferrals. Please also disclose the manner or pattern in
     which the effect is being recognized in earnings as well as the impact on specific financial
     statement line items.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Lease Rent Revenue, page 24

5.   We note lease rent revenue decreased by $27.6 million, or 19.4%, in the nine months
     ended September 30, 2020 primarily due to lower utilization and rent concessions. We
     note rent concessions totaled $5.2 million. Please revise to explain the extent to which
     the impact from concessions is due to concessions in the form of (1) reduced rent or (2)
     deferred payments accounted for as variable lease payments (which result in lower lease
     revenue now and higher lease revenue in the future).

     Please also disclose the expected impact from these and future concessions on your results
     of operations, cash flows, and liquidity.

Critical Accounting Policies and Estimates, page 24

6.   We note your disclosure that there have been no material changes to your critical

accounting policies and estimates from the information provided in your 2019 Form 10-K. We also note disclosure regarding the impact Covid-19 has had on your business, including your statement that dramatically lower demand for air travel presents significant risks to you. Based on this and the reduction in lease rent and maintenance reserve revenue that has resulted from Covid-19, it is not clear why there have been no material changes to your critical accounting estimates, particularly with regarding to impairment testing assumptions resulting from any changes in expected use of equipment held for operating lease. Please advise.

To the extent there have been material changes in estimates (e.g., under recoverability tests or measurement tests), please revise to provide appropriate disclosure, which may include key assumptions used and how the key assumptions were determined, the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Position, Liquidity and Capital Resources
Contractual Obligations and Commitments, page 30

7. Please tell us and disclose the expected or potential impact of COVID-19 and the delays in the Federal Aviation Administration (FAA) recertification of the Boeing 737 Max jet being returned to service on your commitment to purchase 17 LEAP-1B engines. In this regard, we note disclosure in your 2019 Form 10-K that certain purchase obligations are subject to escalation based on the closing date of each transaction. We also note your disclosure that purchase agreements generally contain terms that allow the Company to defer or cancel purchase commitments in certain situations. Please disclose whether deferrals or cancelations would result in increased costs or cancellation penalties.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services